UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Immunomedics, Inc.

(Name of Subject Company)

Immunomedics, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

452907108

(CUSIP Number of Class of Securities)

Usama Malik

Chief Financial Officer, Chief Business Officer

Immunomedics, Inc.

300 The American Road

Morris Plains, New Jersey 07950

(973) 605-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immunomedics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 24, 2020, relating to the tender offer by Maui Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $88.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by removing the notation “(1)” next to the column titled “Number of Shares” in the beneficial ownership table, under the header “Outstanding Shares Held by Executive Officers and Directors,” on pages 4 and 5.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings” on page 45 to read as follows:

“Legal Proceedings

On September 25, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Elaine Wang v. Immunomedics, Inc., et al., Case No. 2:20-cv-13318 (D.N.J.) (the “Wang Complaint”). The Wang Complaint names as defendants the Company and each member of the Company Board. The Wang Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Wang Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory (or other) damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees.

On September 29, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed as a class action by the plaintiff, is captioned Michael Kent v. Immunomedics, Inc., et al., Case No. 1:20-cv-01312 (D. Del.) (the “Kent Complaint”). The Kent Complaint names as defendants the Company, each member of the Company Board, Gilead and Purchaser. The Kent Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants and Gilead. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Kent Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) filing of a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Section 14(e), 14(d) and 20(a) of the Exchange Act; and (v) an award of plaintiff’s expenses and attorneys’ fees.

On October 1, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned James Peterson v. Immunomedics, Inc., et al., Case No. 2:20-cv-13655 (D.N.J.) (the “Peterson Complaint”). The Peterson Complaint names as defendants the Company and each member of the Company Board. The Peterson Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Peterson Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) declaration that defendants violated Section 14(e), 14(d) and 20(a) of the Exchange Act; and (iv) an award of plaintiff’s expenses and attorneys’ fees.

On October 1, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Dean Drulias v. Behzad Aghazadeh, et al., Case No. L-001967-20 (N.J. Super. Ct. Law Div.) (the “Drulias Complaint”). The Drulias Complaint names as defendants the Company, each member of the Company Board and Gilead. The plaintiff contends that the Schedule 14D-9 and the Schedule TO contain statements or omissions that are false or incomplete and misleading regarding the Offer, in violation of New Jersey law. The Drulias Complaint seeks: (i) declaration that Gilead has violated N.J. Stat. § 49:3-71; (ii) declaration that defendants negligently misrepresented, concealed and omitted facts, and/or aided and abetted the same; (iii) declaration that defendants fraudulently misrepresented, concealed and omitted material facts, and/or aided and abetted the same; (iv) injunctive relief preventing the consummation of the Transactions; (v) compensatory and/or rescissory damages; and (vi) an award of interest, attorneys’ fees, expert fees and other costs.

The Company, Gilead and Purchaser believe the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against the Company, the Company Board, Gilead and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNOMEDICS, INC.

Dated: October 2, 2020	By:	/s/ Usama Malik
	Name:	Usama Malik
	Title:	Chief Financial Officer

4